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+--------+
| FORM 4 |                 U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+
                                   Washington, D.C. 20549

[_] Check this box if
    no longer subject   ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person

    Krasnoff                        Jeffrey                        P.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    760 N.W. 107th Avenue
--------------------------------------------------------------------------------
                                   (Street)

    Miami                          FL                                  33172
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)

2.  Issuer Name and Ticker or Trading Symbol LNR Property Corporation  /  LNR
                                             -----------------------------------

3.  IRS Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------

4.  Statement for Month/Year   Jan-02
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------

6.  Relationship of Reporting Person to Issuer (Check all applicable)

     X  Director      X   Officer             ___ 10% Owner    ___ Other
    ---              ---
                     (give title below)                       (specify below)
      President
      ---------
--------------------------------------------------------------------------------

7.  Individual or Joint/Group Filing

      X  Form filed by One Reporting Person
    ----
    ____ Form filed by More than One Reporting Person

--------------------------------------------------------------------------------
Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title                2. Trans-  3. Trans-       4. Securities Acquired (A)     5. Amount of         6. Owner-   7. Nature
   of                      action     action          or Disposed of (D)             Securities           ship        of In-
   Security                Date       Code            (Instr. 3, 4 and 5)            Beneficially         Form:       direct
   (Instr. 3)              (Month/    (Instr. 8)                                     Owned at             Direct      Bene-
                           Day/    -----------------------------------------------   End of               (D) or      ficial
                           Year)                                                     Issuer's Fiscal      Indirect    Owner
                                    Code  / V    Amount       (A) or    Price     Year (Instr. 3         (I)           4
                                                               (D)                    and 4)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
  Common Stock           Various        A                  2 / (A)                            401            I      By Savings Plan
------------------------------------------------------------------------------------------------------------------------------------
  Common Stock             N/A         N/A                  N/A                             2,871            I       By IRA Trust
------------------------------------------------------------------------------------------------------------------------------------
  Common Stock           1/19/2002     (J)                 50,000 (A)                      123,988            D
------------------------------------------------------------------------------------------------------------------------------------
  Restricted Common
    Stock (1)            1/19/2002     (J)                 50,000 (D)                      150,000            D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

(1) Represents shares of restricted stock. The shares vest with respect to one-quarter of the total number of shares on January 19, 2002 (200,000), and the remainder will vest on each of January 19, 2003, January 19, 2004 and January 19, 2005 to the extent of one-quarter of the total number of shares.

(J) Represents release of restrictions on restricted common stock.

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security
                                                                           Code /  V                 (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
  Common Stock Options                     6.80                 N/A            N/A                         N/A
-----------------------------------------------------------------------------------------------------------------------------
  Common Stock Options                   24.8125                N/A            N/A                         N/A
-----------------------------------------------------------------------------------------------------------------------------
  Common Stock Options                   17.3125                N/A            N/A                         N/A
-----------------------------------------------------------------------------------------------------------------------------
  Common Stock Options                  18.15625                N/A            N/A                         N/A
-----------------------------------------------------------------------------------------------------------------------------
  Common Stock Options                  24.84375                N/A            N/A                         N/A
-----------------------------------------------------------------------------------------------------------------------------
  Common Stock Options                    31.30              1/2/2002           A                        20,000 (A)
-----------------------------------------------------------------------------------------------------------------------------
  Stock Purchase Agreement (2)            28.80                 N/A            N/A                         N/A
-----------------------------------------------------------------------------------------------------------------------------

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
-----------------------------------------------------------------------------------------------------------------------------
              6. Date Exer-                 7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                 cisable and                   Underlying Securities        of          of Deriv-        ship          ture
                 Expiration                    (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                 Date                                                       ative       Secur-           of De-        direct
                 (Month/Day/                                                Secur-      ities            rivative      Bene-
                 Year)                                                      ity         Bene-            Security      ficial
                                                                            (Instr.     ficially         Direct        Owner-
                                                                            5)          Owned            (D) or        ship
               Date     Expira-                                             at End      Indirect         (Instr.
               Exer-    tion                                                            of               (I)            4)
               cisable  Date                      Title/Amt.                            Year             (Instr. 4)
               cisable  Date                     or # of Shares                         (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------
            10-31-97 / 12-25-01        Common Stock Options/  73,988          N/A           73,988         D
-----------------------------------------------------------------------------------------------------------------------------
            10-31-98 / 10-30-07        Common Stock Options/ 100,000          N/A          100,000         D
-----------------------------------------------------------------------------------------------------------------------------
            01-01-99 / 12-14-07        Common Stock Options/  70,000          N/A           70,000         D
-----------------------------------------------------------------------------------------------------------------------------
            01-28-01 / 01-27-10        Common Stock Options/  20,000          N/A           20,000         D
-----------------------------------------------------------------------------------------------------------------------------
            01-17-02 / 01-16-11        Common Stock Options/  20,000          N/A           20,000         D
-----------------------------------------------------------------------------------------------------------------------------
            01-02-03 / 01-01-12        Common Stock Options/  20,000          N/A           20,000         D
-----------------------------------------------------------------------------------------------------------------------------
            04-01-02 / 04-01-06        Stock Purchase Agreement/ 40,397       N/A           40,397         D
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

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-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

* Reporting person denies beneficial ownership of these securities.

** Intentional misstatements or ommissions of facts constitute Federal
   Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


   Note: File three copies of this Form, one of which must be manually signed.
         If space provided is insufficient, See Instruction 6 for procedure.

                          /s/ Jeffrey P. Krasnoff                   2/8/2002
                            ----------------------------------------------------
                              ** Signature of Reporting Person       Date
                            Jeffrey P. Krasnoff

(2) Represents a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On April 1st of each year from 2002 through 2006, Mr. Kransoff will make purchase of LNR common stock. These purchases will total 40,937 shares.

                                                                       Page 2
                                                                       SEC 1474